Exhibit 99.5

CONSENT OF AUTHOR

March 30, 2022

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Securities, Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Autorité des marchés financiers

Re:	Technical Report (the “Report”) entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso Technical Report” with an effective date of December 31, 2021, prepared for Fortuna Silver Mines Inc. (the “Company”)

I, the undersigned, a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, hereby:

1.	consent to the public filing of the Report by the Company and to the inclusion of extracts from, or a summary of the Report, in the news release issued by the Company on March 30, 2022; and

2.	confirm that I have read the said news release and that it fairly and accurately represents the information in the sections of the Report for which I am responsible.

“Craig Richards”

Craig Richards, P.Eng.